December 7, 2010
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Senior Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Statement on Verigy Ltd.'s Announcement Regarding Advantest Corporation

On December 6, 2010 U.S. time (December 6, 2010 Japan Time), Verigy Ltd. announced that Advantest Corporation (the "Company") has made an acquisition proposal to Verigy Ltd.  The Company has proposed discussions with Verigy Ltd. regarding a possible acquisition, but there have been no developments warranting an announcement by the Company at this time.